Exemption file number 82-4953

Heineken NV

02034187

P.O. Box 28, 1000 AA Amsterdam
The Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591	02-013		April, 25 2002

SEC MAIL PROCESSING RECEIVED MAY 2002 WASH. D.C. SECTION

SUPPL

Dear Sir/Madam,

Attached please find a publication of Heineken NV dated April 25, 2002.
This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,

J.C. van de Merbel
Director Investor Relations

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

Encl.

dw 5/20

Amsterdam, 25 April 2002

Appointments Heineken N.V.

The Annual General Meeting of Shareholders, held on 25 April 2002, has appointed Mr D.R. Hooft Graafland as a member of the Executive Board of Heineken N.V. as of 1 May 2002.

Today at the General Meeting of Shareholders Mr A. Ruys succeeded Mr K. Vuursteen as chairman of the Executive Board of Heineken N.V.

Heineken N.V. also announces that the Annual General Meeting of Shareholders has appointed Mr J.M. de Jong and Mr C.J.A. van Lede, as members of the Supervisory Board. The Supervisory Board has appointed Mr De Jong as chairman.

Messrs Hazelhoff, Van Vollenhoven and Maas have stepped down as chairman respectively members of the Supervisory Board at the Annual General Meeting of Shareholders of Heineken N.V.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

For more information on Heineken N.V.: www.heinekencorp.com